Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on July 13, 2010 and (ii) the transcript of a video clip made available to employees of The Toronto-Dominion Bank on July 13, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above- referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JULY 13, 2010
1. Ottawa’s new securities pitch: One watchdog, several offices The Globe and Mail
Canadian securities lawmakers will unveil a roadmap on Tuesday for the creation of a national regulator — one that won’t include a centralized head office. See full story
2. Insurance firms lobby for two-tier accounting; Measure Of Capital National Post
Canada’s life insurance companies are lobbying Ottawa and accounting standards boards to be allowed to adopt a two-tier accounting system. The industry wants to avoid using a new international standard that Canada has accepted but they fear would reflect negatively on their capital levels. See full story
3. Finance Bill Close to Passage in Senate — Democrats Clinch Support of Republicans Brown and Snowe, Likely Reaching the 60 Votes Needed for the Legislation The Wall Street Journal
Two Senate Republicans said Monday they would support the Obama administration’s financial-overhaul legislation, and Democrats now believe they have the 60 votes needed to push the sweeping bill into law by the end of the week. See full story
4. VIDEO CLIP: CNBC — Fast Money Halftime Report CNBC
Canada’s second largest bank TD continues its expanding presence in the U.S. Predicting bank profits to double over the next three years. Joining us live from Toronto is Ed Clark, president and CEO of TD Financial. Ed Clark interviewed. See link to video
5. TD targets energy sector deals worth $100M-plus; Acquisition of city firm adds to bank’s technical expertise Calgary Herald (Reuters)
Toronto-Dominion Bank will use the new expertise it acquired with Calgary’s Ross Smith Sousa to access large private deals in Canada’s oil and gas sector, aiming for transactions of $100 million or more, a top executive said Monday. Drew MacIntyre(Vice-Chair, TD Securities) quoted. Similar articles from Bloomberg and Finance et investissement. See full story
6. La TD s’intéresse aux métaux précieux [TD is interested in precious metals] Finance et investissement
Les services de courtage de la TD s’apprêtent à embaucher une douzaine de spécialistes de l’or, de l’argent, du platine et du palladium. TD Securities mentioned. [The brokerage services of the TD preparing to hire a dozen specialists in gold, silver, platinum and palladium.] See full story
7. Banks, baubles and a battle for your money The Globe and Mail
Can you be bribed? The big banks think so. They’re offering cash — up to $250 — as well as reward points to get people to switch their chequing accounts, credit cards and mortgages. TD Canada Trust mentioned. See full story
8. Grant is not just a public relations gesture Guelph Mercury (ON)
TD is pleased to see the City of Guelph receive $1 million from the Greening Canada Fund. In practical terms, the fund helps communities become more “green” by investing in energy efficiency projects at schools and hospitals and providing funding for solar panel installations at non-profits and other local organizations – just to name a few examples. Letter to the Editor written by Karen Clarke-Whistler (Chief Environment Officer). See full story
9. Kids visit library jungle Timmins Daily Press (ON)
It’s a jungle adventure that not only encourages children to have fun, but to fill their summer holiday with books. For several years now, TD Canada Trust has been teaming up with the Timmins Public Library to ensure reading remains an integral part of local children’s lives even when school isn’t in session. TD mentioned. See full story

10. TD Bank at center of beach parking probe Gloucester Daily Times (MA)
The search for around $5,000 in missing city beach parking revenues has turned to TD Bank, which has launched its own internal investigation into whether the money may have disappeared while in its care. Rebecca Acevedo (Corporate and Public Affairs, TD Bank) quoted. See full story
11. La Scotia et la BMO dans le tourbillon Earl Jones [Scotiabank and BMO in the Earl Jones whirlwind] Argent
La Banque Royale avait déjà été visé par le groupe des victimes d’Earl Jones. Depuis le début de l’affaire Earl Jones, les victimes ont souvent pointé la Banque Royale comme une des responsables de leur malheur. Mais voilà que deux autres institutions pourraient aussi être prises dans le tourbillon de l’ex-financier déchu. [Royal Bank had already been targeted by the group of victims of Earl Jones. Since the start of the Earl Jones, victims have often pointed to the Royal Bank as a leader of their misfortune. But now two other institutions could also be taken into the vortex of the former financial fallen.] See full story
12. Bank’s survey shows businesses upbeat about economic recovery; Confidence Results may pave way for interest rate hike The Canadian Press
Canadian firms are giving the recovery a vote of confidence in a key quarterly survey, paving the way for the Bank of Canada’s expected interest rate hike next week. Diana Petramala (TD Economics) quoted. See full story
13. Les entreprises plutôt optimistes [Companies pretty optimistic] La Presse
Les entreprises canadiennes sont suffisamment optimistes pour que la moitié d’entre elles songent à grossir leurs effectifs au cours des 12 prochains mois. [Canadian companies are optimistic enough that half of them are considering their numbers grow over the next 12 months.] Diana Petramala (TD Economics) quoted. See full story
14. A skills squeeze is around the corner, and we must prepare and adapt The Vancouver Sun
Although unemployment is dropping, it’s still a big preoccupation, a fact underlined last week by the Organization for Economic Cooperation and Development, which warned governments mustn’t take their focus off joblessness just because there’s a recovery. Derek Burleton (VP and Deputy Chief Economist) quoted. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Ottawa’s new securities pitch: One watchdog, several offices
The Globe and Mail
07/13/2010
KAREN HOWLETT
Pg. A1
Canadian securities lawmakers will unveil a roadmap on Tuesday for the creation of a national regulator — one that won’t include a centralized head office.
The recommendations outlined by a transition office set up by the federal government will suggest that control reside in a number of regional offices, the latest compromise in what has been a 40-year struggle to replace the country’s antiquated system for policing securities markets with a single agency.
Ontario Premier Dalton McGuinty, the biggest supporter of the federal government’s single-regulator initiative, has lobbied to have the head office in Toronto, home to Canada’s major industry players.
But Doug Hyndman, the former chairman of the British Columbia Securities Commission who is leading the transition office, presents an altogether different proposal, according to securities-industry sources familiar with the plan.
The new regulator would not have a head office at all under the plan drafted by Mr. Hyndman, the sources said. Instead, the regulator would operate from regional offices across Canada.
Offices would initially be set up in Toronto and Vancouver, cities in the two provinces that have agreed to participate in a single regulator, the sources said.
Additional offices would be added in major cities as other provinces, which have the option of voluntarily joining the national system, sign on.
Federal Finance Minister Jim Flaherty, the driving force behind a single regulator, has gone along with the proposal, the sources said, in the hopes of persuading holdout provinces to throw their support behind the national regulator.
Alberta and Quebec are leading the charge against it. For other provinces that are non-committal, having the head office in Toronto would be a deal-breaker, the sources said.
“If the thing is an export of the current Ontario Securities Commission to the rest of Canada, it will never happen,” said one of the sources who asked not to be named.
Mr. Hyndman and Mr. Flaherty did not return telephone messages on Monday.
The plan drafted by Mr. Hyndman’s Canadian Securities Transition Office raises questions about the power structure for the proposed regulator, which on the face of it appears to defeat the purpose of having a single regulator by dispersing decision-making authority in different offices.
The plan will not come as a total surprise to Ontario government officials. Mr. Hyndman initially floated the notion of having the regulator operate from regional offices back in March.
Chisholm Pothier, a spokesman for Mr. Flaherty, said at the time that Mr. Hyndman’s office recognizes that Toronto is Canada’s largest financial centre. But those assurances did little to allay the concerns of Ontario Finance Minister Dwight Duncan.
“I’ve heard some stuff about a virtual office, which in my view is just laughable,” Mr. Duncan told The Globe and Mail at the time. “It would be an enormous slap in the face, both to Toronto and to the financial services community, if it were not headquartered here.”
The McGuinty government stressed the importance of having the head office in Toronto in the Throne Speech last March, which included plans to make the city one of the world’s “elite” financial centres.
It is not clear whether the Ontario government will withdraw its support if the head office issue is not resolved to its satisfaction. Such a move could jeopardize the close relations Mr. McGuinty has enjoyed in recent months with Prime Minister Stephen Harper.

An Ontario government official said on Monday the government is confident that it can persuade Mr. Flaherty to change his mind and agree to set up a head office in Toronto. The talks so far, he said, have been very collaborative.
“We’re still hopeful for Toronto, mostly because Toronto is the natural choice,” he said.
***
THE SECURITIES STRUGGLE
THE ISSUE
Finance Minister Jim Flaherty has said that Canada’s system of 13 separate regulatory authorities is a costly and inefficient system that is also an international embarrassment. Critics point out that Canada is the only member of the Group of Seven industrialized nations without a national securities regulator.
WHO’S ON BOARD
Ontario plans to support the federal government’s case when the Supreme Court considers the constitutionality of creating a national securities regulator later this year — the first step in the federal government’s plan.
WHO’S NOT
Alberta and Quebec have launched a united front against the federal government’s plan for a national securities regulator and say they hope to have other provinces join them. They have asked Mr. Flaherty to stop the activities of the transition office now laying the groundwork for a national regulator. Preparing for a national securities agency before a decision on the constitutionality of the plan from the Supreme Court is a major distraction for all parties concerned, they say.
Return to Top
2. Insurance firms lobby for two-tier accounting; Measure Of Capital
National Post
07/13/2010
JOHN GREENWOOD
Pg. FP1
Canada’s life insurance companies are lobbying Ottawa and accounting standards boards to be allowed to adopt a two-tier accounting system. The industry wants to avoid using a new international standard that Canada has accepted but they fear would reflect negatively on their capital levels.
Essentially, the industry is proposing to use the International Financial Reporting Standards, or IFRS, for public reporting purposes and a whole other set of rules when it comes to measuring capital.
Frank Swedlove, president of the Canadian Life and Health Insurance Association, said both the Finance Minister and the financial regulator are aware of the industry’s concerns.
“You would hope that [the regulator recognizes] a new accounting system that creates a lot of volatility may not be the best way to determine what the capital levels should be,” Mr. Swedlove said.
Canadian companies have already begun the transition to IFRS, but the rules that the lifecos are worried about would not come into effect for at least another three years.
They would affect players in a number of ways and the industry is most concerned about what would happen to capital levels, since these are the measures employed by the Office of the Superintendent of Financial Institutions to determine the strength of a company. If capital is deemed to be insufficient, companies can be forced to raise additional capital or even shut down.
So far most of the attention around IFRS has focused on balance sheet assets. Under current rules the value of liabilities such as life insurance policies is linked to the assets backing them, so that the two move in tandem.
But the IFRS rules don’t allow that, which is expected to create huge volatility in earnings as well as capital levels. Analysts don’t know how rough the financial waters will be because the International Accounting Standards Board, the body responsible for developing the new rules, has yet to release details of the new rules.
“This is the concern of some of the insurers, if you’re going to disconnect the assets and the liabilities, you’re going to have a lot more volatility in the earnings,” said Tom MacKinnon, an analyst at BMO Capital Markets. “Like, the assets go one way and the liabilities go another way, and boom, that just squeezes out your capital.”
The industry has some clout on the matter because life insurers in both the United States and the United Kingdom both benefit from a two-tier accounting system that allows them to use one set of rules for balance sheet purposes and another for the calculation of capital.
However, a senior OSFI official said it is too soon to look at changing the way capital is calculated at least until a draft of the new IFRS rules is released later this summer.
Karen Strothers, a senior accounting director at the regulator, said OSFI may make changes to capital calculations when the new rules become public depending “on what we think are the appropriate rules for the insurers.” She said OSFI will alter its capital requirements if and when it sees fit.
As for the request for separate accounting rules for capital, Ms. Strothers said that the setting of accounting standards is the responsibility of the Canadian Accounting Standards Board rather than OSFI.
But the Canadian Accounting Standards Board disagreed. It is the financial regulator, OSFI, “who is responsible for what capital requirements are and how you calculate them,” said Peter Martin, the director. He said the Insurance companies should be talking to OSFI.
According to Mr. Martin the IFRS rules are changing to reflect additional complexity that has made its way into insurance company contracts. “I’m sure [the industry] would prefer separate rules for capital because it would make their record keeping simpler,” he said.
Return to Top
3. Finance Bill Close to Passage in Senate — Democrats Clinch Support of Republicans Brown and Snowe, Likely Reaching the 60 Votes Needed for the Legislation
The Wall Street Journal
07/13/2010
DAMIAN PALETTA and VICTORIA McGRANE
Pg. A3

Two Senate Republicans said Monday they would support the Obama administration’s financial-overhaul legislation, and Democrats now believe they have the 60 votes needed to push the sweeping bill into law by the end of the week.
Sens. Scott Brown of Massachusetts and Olympia Snowe of Maine both said they would vote for the measure when Democrats bring it to a vote, which could happen as soon as this week. Democrats and administration officials believe this gives them the necessary backing to overcome a potential filibuster after weeks of uncertainty and unexpected pitfalls.
Because the House of Representatives passed the bill by a 237-to-192 margin several weeks ago, Senate passage would send the bill to the White House, where President Obama is expected to quickly sign it into law.
“It is a better bill than it was when this whole process started,” Mr. Brown said. “While it isn’t perfect, I expect to support the bill when it comes up for a vote.”
All three Republicans expected to vote for the bill secured changes to the bill addressing pet issues or constituent concerns.
Sens. Snowe and Brown withheld support during the July 4 recess, saying they needed more time to study the bill. They will join Sen. Susan Collins (R., Maine) as three Republicans who have now committed to vote for the bill. Their votes offset the loss of Democratic Sen. Russell Feingold of Wisconsin, who said he would vote against the bill, and Sen. Robert Byrd, who died last month and has not yet been succeeded.
Senate Majority Leader Harry Reid (D., Nev.) said the Senate would now “finish our work on this bill this week to ensure that these critical protections and accountability for Wall Street are in place as soon as possible.”
Still, even with the support of the three Northeastern Republicans, the vote remains on a knife’s edge, with just 60 expected in support. Sowing a fresh element of doubt, Sen. Ben Nelson (D., Neb.) said Monday he had not decided whether to vote for the bill because of concerns over whom the White House would name as head of a new consumer-lending regulator.
The math appears, nonetheless, to have finally lined up for the White House, which has pushed to overhaul financial regulations for more than a year, despite fierce resistance from business groups and many Republicans. White House and Treasury Department officials declined to comment on the developments.
Many Republicans have panned the bill, saying it would drive up the costs of credit and harm the U.S.’s competitiveness. They have also complained that the bill does little to address Fannie Mae and Freddie Mac, the mortgage finance giants that have remained under government control since 2008.
But almost all Democrats and now a handful of Republicans have said the bill makes structural changes to the oversight of regulation that would fix problems exposed during the financial crisis. Democrats made the bill a major domestic priority, and some hope the new layers of regulation on finance will appeal to voters during the November midterm election.
The bill would tighten regulations governing almost every corner of financial markets, in a bid to prevent another financial crisis and better handle one if it arrives.
The bill would boost powers of agencies such as the Federal Reserve and Securities and Exchange Commission, create a new regulator to monitor consumer lending rules, give the government the power to break up failing companies and toughen scrutiny over exotic financial products like derivatives.
If the bill becomes law, the banking industry is expected to shift their lobbying focus from Capitol Hill to the bank regulators, which will have the job of writing hundreds of new policies to implement the new rules.
The regulators’ discretion will likely be a flashpoint in coming days, as signaled by the concerns raised by Mr. Nelson on Monday about the consumer agency, which is designed to operate independently of other regulators.
Cognizant that Democrats needed Republican support, the White House agreed to multiple changes in recent months.
To win Mr. Brown’s support, Democrats limited the bill’s impact on asset-management and mutual-fund companies. They also scrahpped a levy on large banks and hedge funds.
To win backing from Ms. Snowe, Democrats agreed to an amendment resisted by liberal groups that could exempt many small businesses from the reach of the new consumer regulator.
Return to Top
4. VIDEO CLIP: CNBC — Fast Money Halftime Report
CNBC
07/12/2010
To play clip in a separate window, click here.
To watch a clip about an analyst talk about TD stock, click here.
Program: Fast Money Halftime Report
Station: CNBC
Date: 7/12/2010
Canada’s second largest bank TD continues its expanding presence in the U.S. Predicting bank profits to double over the next three years. Joining us live from Toronto is Ed Clark, president and CEO of TD Financial. Ed Clark interviewed.
Return to Top
5. TD targets energy sector deals worth $100M-plus; Acquisition of city firm adds to bank’s technical expertise
Calgary Herald (Reuters)
07/13/2010
CAMERON FRENCH and PAV JORDAN
Pg. D7
Toronto-Dominion Bank will use the new expertise it acquired with Calgary’s Ross Smith Sousa to access large private deals in Canada’s oil and gas sector, aiming for transactions of $100 million or more, a top executive said Monday.
Canada’s second-largest bank said late last week it acquired Ross Smith Sousa Advisors for an undisclosed amount in a deal aimed at boosting its investment banking presence in the energy sector, starting with two major deals.

“We’ve got two mandates out of the gate, one for Shell and one for Encana, and those are the kind of people we want to be working for,” said Drew MacIntyre, vice-chairman of the TD’s investment banking arm, TD Securities.
“We’d be in the larger production, $100 million-plus range.”
MacIntyre could not comment on the size of the Encana Corp. or Royal Dutch Shell mandates, saying only that they were worth much more than the $100-million target range.
TD has been retained by Encana, the country’s largest natural gas producer, as exclusive financial adviser on the sale of certain gas and oil assets. It was also retained to sell certain natural gas assets of Shell Canada.
MacIntyre said that in purchasing Ross Smith Sousa, TD was adding technical expertise to help it appraise assets, adding scope to existing M&A business in asset acquisition and divestitures in oil and gas.
“What we’re seeing is that this is going to be a busy year — not a record year, but a busy year,” said MacIntyre. “That would be split between corporate deals and asset deals, and so we want to be active on both sides of that equation.”
A corporate deal involves the acquisition of public stock to take control of a company, as opposed to the acquisition of individual assets.
MacIntyre said the bank hopes to target more business among existing investment banking clients selling bigger strategic assets.
TD is boosting its already considerable presence in Canadian mergers and acquisitions at a time when deal-making is picking up in the energy sector on the back of improving credit markets and a stronger economy.
It also follows an acceleration in foreign investment in Canadian oil and gas assets, particularly from buyers in Asia such as China and South Korea.
Return to Top
6. La TD s’intéresse aux métaux précieux [TD is interested in precious metals]
Finance et investissement
07/13/2010
Les services de courtage de la TD s’apprêtent à embaucher une douzaine de spécialistes de l’or, de l’argent, du platine et du palladium.
Ces spécialistes seront principalement basés à Toronto. Certains travailleront à partir de Londres et de Singapour.
Ce faisant, la banque TD entend élargir ses parts de marché dans ses services d’investissement destinés au secteur minier, en pleine ébullition, notamment en matière de fusions et acquisitions. La Banque pourrait également accroître son offre de service auprès des manufacturiers ayant des besoins spécialisés en métaux précieux.
TD pourrait aussi développer une expertise en matière de produits structurés liés à l’or, ce qui rejoindrait les investisseurs individuels.
Il reviendra à un ex-courtier de la firme Mitsui & Co., Tim Gardiner, de diriger cette nouvelle équipe.
Ces spécialistes seront principalement basés à Toronto. Certains travailleraient à partir de Londres et de Singapour. Il reviendra à un ex-courtier de la firme Mitsui & Co., Tim Gardiner, de diriger cette équipe.

Ce faisant, la banque TD entend élargir ses parts de marché dans ses services d’investissement destinés au secteur minier, en pleine ébullition, notamment en matière de fusions et acquisitions. La Banque pourrait également accroître son offre de service auprès des manufacturiers ayant des besoins spécialisés en métaux précieux.
TD pourrait aussi développer une expertise en matière de produits structurés liés à l’or, ce qui rejoindrait les investisseurs individuels.
Return to Top
7. Banks, baubles and a battle for your money
The Globe and Mail
07/13/2010
ROB CARRICK
Pg. B10
Can you be bribed?
The big banks think so. They’re offering cash — up to $250 — as well as reward points to get people to switch their chequing accounts, credit cards and mortgages.
Change for change’s sake in banking is pointless. It’s time-consuming and potentially costly because you expose yourself to a whack of fee-laden fine print at the new and unfamiliar bank.
But if you’re already thinking about bailing on your bank and are ready to ask a lot of questions, these deals are worth a look.
Toronto-Dominion Bank’s TD Canada Trust division has been promoting a deal lately that offers up to $250 in cash to customers. All you have to do is open a Select Service or Infinity chequing account by July 23, and be approved for one of four TD Visa cards.
Read down the offer (check it out here: bit.ly/cAmUQe) and you’ll find a few more requirements. Either you have to set up a recurring direct deposit and two pre-authorized debits, or sign up for the bank’s Simply Save program. That’s where money is automatically deposited into a savings account every time you use your client card for debit transactions or bank machine withdrawals. You also have to make 10 purchases on your new credit card by Sept. 30, 2010.
Let’s look at what you’re getting into here. TD Select Service is a premium account allowing unlimited transactions and the monthly cost is $24.95. This fee can be reduced to $12.95 per month with the Infinity account, which also includes any number of credits and debits. You can have these fees waived by keeping $3,000 in an Infinity account and $5,000 in Select Service, but overdraft protection costs $3 per month.
As for the Visa cards eligible for this deal, they’re reward cards that charge annual fees of $99 to $120. With fees like this, TD can easily make back the $250 it’s giving you in 12 months or less. But that’s not the only benefit to the bank.
It’s also encouraging you, the customer, to be a cheap source of money it can use elsewhere to make lots of money.“There’s an awful lot of profit that comes from retail banking, and the most profitable element of retail banking is chequing-savings accounts,” explained David McVay, a consultant with McVay and Associates. Select Service and Infinity are typical of their kind in paying zero interest. Whatever you put in these accounts is essentially free money for the bank to lend out at rates of 2.5 per cent, the current prime rate, or more.
Royal Bank is trying something similar by offering RBC rewards to clients who are switching banks. Open an RBC Signature No Limit bank account, monthly fee $13.95, and you get 10,000 points. That’s more than enough to get a $75 Future Shop gift card. Add an RBC Visa Infinite Avion card, annual fee $120, and you’ve got the points for a short-haul flight.
Note that RBC has a multi-product rebate, so you could cut your fees by giving the bank all or most of your business.
Both TD and RBC are targeting chequing accounts and the reason is that they’re a gateway product for selling all kinds of other stuff to customers.
“If you’re a bank, almost all your [retail banking] profit comes from people who operate their chequing accounts with you,” Mr. McVay said. “Once you’ve chosen where you’re going to do your everyday banking, that’s where you’re most likely to get your mortgage, personal loans and do your investing.”
Other banks have taken a different approach to attracting new clients. Canadian Imperial Bank of Commerce is promoting lines of credit and mortgages using cash and fee waivers. For example, a set-up service fee of $499 is waived for the Home Power line of credit.
Two facts you should know if you bite on this offer: You must have a balance on your credit line averaging $30,000 in the four months after you open it, and you have to take a rate of 3.5 per cent (prime plus a percentage point). That’s been the standard rate in the wake of the financial crisis, but you might be able to do better today.
Elsewhere, Bank of Montreal is offering free banking for a year for new Canadians, while Bank of Nova Scotia is offering to match contributions to various savings and investing products with a 10-per-cent bonus of up to $150.
If you can collect these bonuses by making a switch you were already thinking about, then snap ‘em up. Otherwise, the bonus won’t be worth it.
Return to Top
8. Grant is not just a public relations gesture
Guelph Mercury (ON)
07/13/2010
KAREN CLARKE-WHISTLER
Re: City gets cash for carbon credits, July 7.
TD is pleased to see the City of Guelph receive $1 million from the Greening Canada Fund. In practical terms, the fund helps communities become more “green” by investing in energy efficiency projects at schools and hospitals and providing funding for solar panel installations at non-profits and other local organizations – just to name a few examples. Guelph residents will see improvements at the Eastview landfill site that will help to capture more methane gas. We think investing in the fund to help bring these important projects to life is hardly a “public relations gesture (by the banks)” as suggested by University of Guelph’s Ross McKitrick.
Through our environment strategy we’ve been able to reduce our paper consumption, increase our energy efficiency by retrofitting lighting and improving heating and cooling systems, and we’re even installing solar panels to generate energy at some of our branches. And for the past two years, we’ve been using renewable energy for our operations in five provinces and for our network of 2,700 automated banking machines.

It’s our hope that other corporations see the value of investing in the Greening Canada Fund as an impactful way to support greener communities across Canada.
-Karen Clarke-Whistler, chief environment officer, TD Bank Financial Group, Toronto
Return to Top
9. Kids visit library jungle
Timmins Daily Press (ON)
07/13/2010
CHELSEY ROMAIN
It’s a jungle adventure that not only encourages children to have fun, but to fill their summer holiday with books.
For several years now, TD Canada Trust has been teaming up with the Timmins Public Library to ensure reading remains an integral part of local children’s lives even when school isn’t in session.
About 25 children ages four to 13 were on hand to help launch the TD Summer Reading Club Monday, as organizers unveiled the Destination Jungle theme.
The youngsters were provided with fake airline tickets and passports before being boarded on a plane that would take them deep into the jungle. Library staff acted as flight attendants and pilot, while TD Canada Trust representatives were seated in first class.
“This really encourages the children to read,” said library early childhood advisor Francine Denis. “If they don’t keep reading throughout the summer, most children will lose some of their literacy skills for their next grade.”
A big part of launching the program is showing the children how reading can be fun. Denis said they could easily just explain what the program is, but they want to be able to capture the kids’ attention.
“We want to encourage the students to keep coming back and show there is always something new at the library,” she said. “We want them to read over the summer not because they have to, but because they want to.”
The club, which offers both English and French books, meets every Monday at 1:30 p.m. in the library’s Tembec room. TD Canada Trust offers the program free of charge, and every child who participates receives an interactive poster with stickers and a booklet with a calendar to record their daily reading minutes.
The child with the most reading time at the end of the program will receive a prize. Other prizes are also available throughout the six-week period. The books children will read are available through the library.
TD Canada Trust has been offering the program throughout Canada for 15 years. Financial service representative Ginette Dubé said the bank is very supportive of anything to do with helping children.
“This is the largest TD summer club in Canada,” said South Porcupine branch manager JoAnne McCooeye. “It encourages them to read at a very young age and is a fun, free program.
“We’re proud to be able to offer this program because it helps children become more involved with literacy.”
Denis said the program also helps introduce younger children to what the library has to offer. Seeing new faces is a bonus to the summer reading club, but she said they hope to see even more new faces as the weeks go on.

Children who did not attend Monday’s launch are welcome to join up in the following weeks, and attendance is not mandatory every week.
The program continues until Aug. 23, with the exception of the Civic Holiday on Aug. 2.
Return to Top
10. TD Bank at center of beach parking probe
Gloucester Daily Times (MA)
07/13/2010
PATRICK ANDERSON
The search for around $5,000 in missing city beach parking revenues has turned to TD Bank, which has launched its own internal investigation into whether the money may have disappeared while in its care. Gloucester police, who had first questioned beach employees about the missing money after being alerted to “discrepancies” in parking receipts, said Monday they were awaiting the result of the bank’s probe before taking the next step in their investigation.
“We are still working with the bank,” Gloucester Police Chief Michael Lane said Monday. “The bank is doing their own internal investigation, and that is where we are now focusing.”
Few details about the missing money have been made public by either law enforcement officials or the city. Police started investigating late last month after city Treasurer Jeffrey Towne flagged troubling results within the “internal controls” for the beach accounts. The city has not released the identity of the bank involved, but records and police reports over the past few weeks have shown that TD Bank, which has two branches in Gloucester, anchored by its offices on Harbor Loop, handles the city beach receipts.
TD Bank spokeswoman Rebecca Acevedo confirmed Monday that the bank was the subject of the investigation. “We take these matters very seriously and are conducting our own internal investigation as well as cooperating fully with local authorities,” Acevedo said. “As to not jeopardize that, we can’t comment further.”
The focus of the investigation shifted from city employees to the bank, Mayor Carolyn Kirk has said, after irregularities turned up in at least one deposit to the bank over the busy Fourth of July weekend. In fact, over this past weekend, TD Bank called Gloucester police concerned that another bag of beach money had gone missing. As it turns out, the money was not missing; it had already been counted and the bag returned to the beaches. Gloucester may be particularly sensitive to suspicious activity at its beaches because of a history of larceny at the municipal parking lots, which appear to present an irresistible target for thieves. In 1982, five city employees, including three public school teachers, were arrested following a stakeout of the Wingaersheek Beach parking lot on charges they were pocketing non-resident parking fees.
An audit by the city conducted after the arrests estimated that part-time parking lot attendants had taken $156,149 from Wingaersheek and Good Harbor beaches between 1981 and 1982. Some have said that figure is low. On a smaller sale, just last week, with the investigation underway, a pushcart vendor selling slushies at Good Harbor Beach was robbed by a group of young people. No arrests have been made in that case. During beach seasons, city employees deposit the money from the parking lots daily in a bank deposit box, sometimes twice a day. The Fourth of July weekend brought heavy crowds and large numbers of cars to both Wingaersheek and Good Harbor, where parking was restricted to residents only for periods of time. Such days are known to pull in as much as $17,000 in parking fees. The city has reported no shortages or irregularities in the beach deposits since the Fourth of July period.
Return to Top

11. La Scotia et la BMO dans le tourbillon Earl Jones [Scotiabank and BMO in the Earl Jones whirlwind]
Argent
07/13/2010
OLIVIER BOURQUE
La Banque Royale avait déjà été visé par le groupe des victimes d’Earl Jones. Depuis le début de l’affaire Earl Jones, les victimes ont souvent pointé la Banque Royale comme une des responsables de leur malheur. Mais voilà que deux autres institutions pourraient aussi être prises dans le tourbillon de l’ex-financier déchu.
Selon Ginny Nelles qui représente les victimes dans le recours collectif, une audition se déroulera le 14 juillet afin de vérifier la validité de l’action judiciaire contre la RBC.
«On espère que le juge va établir que nous pouvons faire ce recours collectif», a-t-elle souligné en entrevue avec Argent. La succursale de Beaconsfield où Earl Jones possédait un compte en fidéicommis est visé plus particulièrement.
Dans un rapport déposé l’an dernier, le syndic de faillite avait constaté que M. Jones avait fait des retraits personnels ou irréguliers de 12,3 millions $ sur 15 ans dans le compte de ses clients de cette succursale de l’Ouest de l’Île. Le conseiller avait également accès à une carte de débit et pouvait retirer à sa guise.
La Scotia et la BMO dans le viseur
Mais d’autres institutions financières sont aussi dans le viseur de certaines des victimes. M. Jones aurait contracté des hypothèques très coûteuses pour onze des victimes à la Banque Scotia et la Banque de Montréal.
«Onze personnes âgées pourraient donc perdre leur maison. Jones contractait des hypothèques de 40 ans pour des personnes de 70 ans ! Cela n’a aucune allure. Donc on est en train d’investiguer», affirme Mme Nelles.
Selon elle, les avocats du groupe sont très encouragés de l’action en cours. Plusieurs informations ont été colligées en vue de monter le dossier.
«Nous avons beaucoup de documentation disant que la banque a été négligente», a précisé Mme Nelles.
Entente avec les banques
Questionnée à savoir si le groupe croit fermement pouvoir obtenir un dédommagement à l’issue des actions judiciaires, Mme Nelles affirme que la collaboration des institutions financières sera nécessaire.
«Nous allons sûrement travailler avec les banques pour trouver une entente», a-t-elle précisé.
La centaine de victimes s’est d’ailleurs regroupé hier à Pointe-Claire afin de structurer leurs actions des prochaines semaines. C’est le bureau d’avocats Stein et Stein qui travaille sur le dossier.
Return to Top
12. Bank’s survey shows businesses upbeat about economic recovery; Confidence Results may pave way for interest rate hike
The Canadian Press
07/13/2010

JULIAN BELTRAME
Pg. B3
Canadian firms are giving the recovery a vote of confidence in a key quarterly survey, paving the way for the Bank of Canada’s expected interest rate hike next week.
The central bank’s quarterly survey, released Monday, showed firms were concerned about the fall-out from the European sovereign debt mess, but still generally upbeat about the coming year.
“Overall, (business executives) are positive about the outlook for business activity over the next 12 months,” the bank wrote.
“For the first time in two years, firms, on balance, reported an improvement in their past sales activity.”
The bank’s governing council next interest rate announcement is next Tuesday.
Following a strong jobs report last week, the survey likely represents the last piece of evidence governor Mark Carney was looking for to confirm a pre-disposition to continue raising rates.
“I’d say there’s a 75 or 80 per cent probability they will hike next week by 25 basis points,” said Derek Holt, vice-president of economics with Scotia Capital.
“I think they’d want to avoid the perception that they just came out with a whole new round of bullish forecasts and then got wobbly knees after just one quarter-point hike (in June).”
What could stay Carney’s hand, economists say is the unknown factor of what will happen to the global economy as governments move from spending to restraint later this year and next.
Canada’s domestic economy appears well grounded. Statistics Canada reported on Friday that an additional 93,000 jobs were added in June, bringing total re-hiring since the recession’s end to over 400,000.
And the business outlook survey showed that 50 per cent of firms surveyed said they planned to add workers over the next 12 months, as opposed to only 10 per cent that planned to cut their workforce.
TD Bank economist Diana Petramala viewed that finding as the strongest in the report, although she said it might indicate some hiring that’s already taken place.
While an increase in the bank’s policy rate to 0.75 per cent will raise short-term interest rates for consumers, most economists say it is unlikely to have much of an impact on longer-term, fixed mortgage rates. Many see a hike at this time as not applying the brakes to growth, since the rate would remain near the historic low, but as a judgment by the bank that the recovery is taking hold.
Not all agree, however. A bearish minority argue that Canada still faces considerable headwinds from the European situation and ongoing U.S. weakness, and that Carney should refrain from adding a further impediment to growth.
But failing a climb down from its forecast of 3.7 per cent growth this year, and 3.1 per cent next year, the bank appears on track to take interest rates a little higher next week, analysts say.
“With price pressures expected to rise in the production line, excess economic slack continuing to melt away, and credit and lending conditions continuing to ease, the survey results weigh on the tightening side,” noted economist

Michael Gregory of BMO Capital Markets.
The summer poll, and a separate survey of loan officers also released Monday, found sentiments positive, if not deliriously so, across a range of topics.
The bank said credit conditions appear to be easing, especially for larger corporations, a critical pre-requisite for expansion.
The balance of opinion was also positive on questions of sales volume prospects for the coming year, and future investment intentions.
Not all doubts have vanished, however.
Business executives expressed concerns about “recent global economic and financial uncertainties and possible spillover effects in Canada.”
And although on the plus side of the ledger, expectations on future sales and investment intentions were softer than three months ago. That’s partly because of the way the Bank of Canada couches its questions, contrasting expectations to what they were in the earlier survey.
The bank noted the responses suggest that firms that have already experienced strong sales growth from recession lows now believe that the growth rate will slow to more sustainable levels, but remain positive.
And many firms that do not expect to increase spending on new machinery have already made those investments, particularly firms in the services sector.
On other elements of business activity, executives said they expect the cost of their inputs to increase at a greater rate during the next 12 months, and plan to pass on these cost increases to their customers.
But the inflationary expectations over the next two years were modest, within the central bank’s one-to-three per cent range.
Return to Top
13. Les entreprises plutôt optimistes [Companies pretty optimistic]
La Presse
07/13/2010
RUDY LE COURS
Les entreprises canadiennes sont suffisamment optimistes pour que la moitié d’entre elles songent à grossir leurs effectifs au cours des 12 prochains mois.
Selon les résultats de l’Enquête sur les perspectives des entreprises (EPE) menée par la Banque du Canada entre le 19 mai et le 15 juin derniers, l’ensemble d’entre elles ont observé une amélioration de leurs ventes passées, une première en deux ans.
La majorité estiment aussi que leur chiffre d’affaires va également s’améliorer au cours des 12 prochains mois. La proportion est cependant moins élevée qu’au cours des trois enquêtes trimestrielles précédentes.
On peut en dire autant de celles qui comptent accroître leurs investissements en machine et matériel. La Banque fait cependant observer que ce léger recul est attribuable au secteur des services quand les répondants ont précisé avoir déjà réalisé de forts investissements. Les répondants issus du secteur des biens maintiennent leurs intentions d’investir.
Quel que soit le secteur, une entreprise sur deux veut embaucher, malgré le fait qu’elles l’ont beaucoup fait durant le printemps. «Compte tenu des embauches très fortes en juin (93 200), cela suggère que la tendance à la croissance de l’emploi demeure robuste», estime Michael Gregory, économiste principal chez BMO marchés des capitaux.
Tout près de deux répondants sur cinq affirment fonctionner à quasi plein régime. Ils éprouveraient quelques difficultés à faire face à une hausse inattendue de la demande.
Signe que l’excédent de capacité est de plus en plus absorbé, près de la moitié des répondants s’attendent à une hausse des prix de leurs intrants et de leurs extrants. On ne sera pas surpris dès lors qu’aucun d’entre eux ne s’attende à ce que l’indice des prix à la consommation passe sous la barre de 1%. C’est une première depuis les débuts de l’EPE en 1998. «Les entreprises demeurent confiantes dans la poursuite de la reprise, analyse Diana Petramala, économiste chez Groupe financier Banque TD. Toutefois, les résultats de l’EPE semblent indiquer que son rythme commence à ralentir.»
Les entreprises jugent enfin que les conditions de crédit continuent de s’assouplir. Cette perception est confirmée par l’autre enquête de la Banque menée auprès des responsables du crédit. Elle fait état d’un assouplissement général du crédit tant dans les modalités tarifaires (taux d’intérêt) que non tarifaires (critères de sélection).
Cet assouplissement est moins prononcé toutefois auprès de la PME. Cette précision semble corroborée par le Baromètre mensuel des affaires, publié par la Fédération canadienne de l’entreprise indépendante. En juillet, il signale un léger fléchissement de la confiance qui serait conforme à une croissance de l’ordre de 2,5% en rythme annuel.
«Les entreprises canadiennes n’ont pas peur de prendre des décisions, procurant ainsi un bon coup de pouce à l’activité économique, contrairement à leurs homologues américaines qui préfèrent garder sous le matelas une panoplie d’actifs financiers liquides», résume Sébastien Lavoie, économiste principal chez Valeurs mobilières Banque Laurentienne. Il s’attend donc à une hausse du taux directeur de la Banque du Canada, le 20 juillet.
Return to Top
14. A skills squeeze is around the corner, and we must prepare and adapt
The Vancouver Sun
07/13/2010
JAY BRYAN
Pg. A11
Although unemployment is dropping, it’s still a big preoccupation, a fact underlined last week by the Organization for Economic Cooperation and Development, which warned governments mustn’t take their focus off joblessness just because there’s a recovery.
That’s true, of course, but the remarkable thing is that at the same time, there’s what one analyst calls a “remarkably high” proportion of businesses in Canada that can’t find all the workers they need. Examples would be health care and mining.
That analyst is Glen Hodgson, who is chief economist at the Conference Board of Canada, and he predicts that, within about three years, this shortage will be serious and widespread.
One reason is Canada’s economy is healthier than most, but probably a bigger one is a rush to the exits that’s expected among the huge group of 2.9 million baby-boom workers who are older than 55 and eyeing retirement. As a result, the unemployment rate will be approaching six per cent within three years, estimates Hodgson.
This is encouraging for job-hunters, but worrisome for employers. It’s also worrisome for economists who wonder what will happen to this country’s ability to maintain economic growth at the pace we’re used to.
This scenario is not just one person’s opinion. The Toronto-Dominion Bank’s long-term economic forecast predicts unemployment will fall rapidly over the next few years, averaging just 6.5 per cent by 2013 and 6.1 per cent in the following two years.
But a stunningly big part of this change doesn’t come from job gains. In fact, employment in the next five years will grow more slowly than it did during the prosperous pre-recession years: at an average annual pace of just 1.5 per cent, down from the 1.8 per cent we saw in the period from 2004 through 2008, according to calculations from Derek Burleton, deputy chief economist at Toronto-Dominion.
The forecast drop in unemployment can largely be laid at the feet of faltering gains in Canada’s labour force, with the Toronto-Dominion estimate of annual growth in the workforce plunging to an average just one per cent between now and 2014. That’s down by one-third from the 1.5-per-cent average pace during the five pre-recession years.
Also, Canada’s potential economic growth rate will also fall by approximately one-third, to two per cent annually from three per cent, Hodgson estimates. That’s not the end of the world, but it has costs. A slower-growing economy can still be very prosperous — for examples, look to Japan or Europe. On the other hand, it can also offer fewer opportunities for entrepreneurs or for graduates trying to start a career.
There’s not any complete solution for Canada’s demographic slowdown. It’s just a fact of life to which we’ll have to adapt. Part of this could be learning how to work smarter, with more sophisticated equipment and better work organization. This could boost Canada’s lagging productivity growth, partly offsetting the labour shortfall.
But a big part of adapting successfully should include an effort to soften the demographic squeeze by opening the doors more widely to skilled immigrants, Hodgson suggests. Simply boosting the number of immigrants admitted because of their skills would be a start, but Hodgson and other analysts have pointed out that we waste the skills of many immigrants by failing to recognize their credentials. Thus we see the sad phenomenon of trained engineers and doctors driving taxis, sometimes while their skills are badly needed.
While we’re struggling to sort out the credential mess, which is tangled up in interprovincial barriers and interest-group politics, one interim fix would be simply to ease the path of foreign students to immigrant status, Hodgson suggests.
After all, they’re fluent in English or French, we understand their credentials, and they’re already here.
Return to Top
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent

être évoqués dans vos discussions avec des clients, des collègues et des amis.
The terms of our contract allow the Daily Media Roundup to be used exclusively by TD Bank Financial Group employees; please do not distribute outside TDBFG. Contact Samson Yuen with any questions.
Les modalités de notre contrat permettent l’utilisation exclusive du Survol quotidien des médias par les employés du Groupe Financier Banque TD; veuillez ne pas faire circuler à l’extérieur du GFBTD. Veuillez communiquer avec Samson Yuen pour toute question.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi intitulée Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).

L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JULY 13, 2010
Daily News Brief
July 13, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	“Fast Money” Transcript - Interview with Ed Clark - CNBC
MELISSA LEE (CNBC-TV): Despite uncertainty over financial regulation, TD, Canada’s second-largest bank, continues expanding presence in the United States, now projecting their US bank profit to double over the next three years. Joining us live from Toronto is Ed Clark, president and CEO of TD Bank Financial. Ed, nice to see you.
2.	Sun Bancorp Still Closing 2 Branches - Philadelphia Business Journal
Sun Bancorp received a $100 million cash infusion from billionaire Wilbur Ross Jr. and other investors last week, but it still plans to close two of its three branches in Salem County, N.J. In a story first reported on NJ.com, Sun’s senior vice president for consumer banking, Douglas Smith, said the closings were because of a “confluence of circumstances,” but he fingered the recession as a main culprit. [TD Bank is mentioned.]
3.	TD Bank At Center Of Beach Parking Probe - Gloucester Daily Times (MA)
The search for around $5,000 in missing city beach parking revenues has turned to TD Bank, which has launched its own internal investigation into whether the money may have disappeared while in its care. Gloucester police, who had first questioned beach employees about the missing money after being alerted to “discrepancies” in parking receipts, said Monday they were awaiting the result of the bank’s probe before taking the next step in their investigation. [TD Bank’s Rebecca Acevedo is quoted.]
4.	TD Ratchets Up Overdraft Opt-In Push With Pop-Up Scare Tactics
          - Consumerist.com (blog)
TD Bank is really stepping up its efforts to try to get customers to sign back up for “overdraft protection,” which really just protects their right to charge you $35 if you want to buy a $2.00 candy bar and only have a $1 in your account. Now they’re greeting customers accessing their accounts online with pop-up ads trying to scare them into agreeing to signing up for the service.
5.	Banking On Big Names No More - Gloucester County Times (NJ)
Though it will not revert to just another high school auditorium, the once expansive offerings of the TD Bank Arts Centre in Washington Township have been cut back. [TD Bank is mentioned.]
6.	Earnhardt Grandson To Race TD Bank 250

- Morning Sentinel (ME) [Article also appears in Kennebec Journal (ME) and The Sun Journal (ME).]
Jeffrey Earnhardt, grandson of auto racing legend Dale Earnhardt, has entered the TD Bank 250 on Sunday, July 18 at Oxford Plains Speedway.
The following article is attached as a PDF:
7.	Marginal Borrowers Might Get 2nd Chance
- Eastern Pennsylvania Business Journal
Banks say the have money to lend. On June 23 TD Bank had what it called a “full-scale blitz” in Lehigh, Bucks, Montgomery, and Delaware counties targeting small business prospects.
INDUSTRY NEWS
1.	Finance Bill Close to Passage in Senate - Wall Street Journal
Two Senate Republicans said Monday they would support the Obama administration’s financial-overhaul legislation, and Democrats now believe they have the 60 votes needed to push the sweeping bill into law by the end of the week.
2.	Small-Business Lending Is Down, but Reasons Still Elude the Experts
- New York Times
The chairman of the Federal Reserve urged banks and regulators on Monday to help the nation’s small businesses get the loans they needed to create jobs. He also acknowledged that economists could not agree on why such lending has contracted substantially over the last two years.
3.	B of A Merrill Retirement Services Buildup Showing Results - American Banker
Bank of America Merrill Lynch’s expansion of its retirement services business is picking up momentum. Enlarging the operation has been a key initiative for the Charlotte company for the past year, and its “recommitment” to the business is really beginning to see results “in terms of sales traction in the marketplace,” Andy Sieg, head of B of A Merrill Lynch retirement and philanthropic services, said in an interview last week.
4.	FDIC Board Beefs Up Exam Powers - American Banker
The Federal Deposit Insurance Corp. board took steps Monday to respond to criticism that the FDIC was hindered from using its backup examination powers aggressively enough during the financial crisis to protect the deposit insurance fund.
5.	Citigroup Bondholder Suit Can Go Forward, Judge Rules - Bloomberg News
A lawsuit claiming that Citigroup Inc. misled investors who bought 48 issues of its corporate bonds offered from May 2006 to August 2008 can go forward, a federal judge in New York ruled.

TD BANK NEWS

1.	“Fast Money” Transcript — Interview with Ed Clark July 12, 2010 — CNBC
MELISSA LEE (CNBC-TV): Despite uncertainty over financial regulation, TD, Canada’s second-largest bank, continues expanding presence in the United States, now projecting their US bank profit to double over the next three years. Joining us live from Toronto is Ed Clark, president and CEO of TD Bank Financial. Ed, nice to see you.
ED CLARK (President and CEO, TD Bank Financial): Nice to see you, Melissa. I always watch your program, and now it’s fun to be on it.
MELISSA LEE: Oh, great. We’re happy to have you. I want to take your lead from your most recent investor meeting and focus in on the US operations, because it was a very bold goal that you outlined in terms of one-point-six billion in annual earnings for the next three years. There’s a few ways you can achieve that, and one is improving loan losses. I’m curious, what... what is the trend that you’re seeing right now here in the US?
ED CLARK: Yeah, so we’ve definitely seen a turn in the US. Our non-performers and... if you reported last quarter, were flat, and we... you know, as we look forward, we see that declining and our loan-loss provisions declining at a pretty steady pace. So I would say that we’re actually quite positive on... on the US environment. The other thing that drives those earnings-growth, though, is that we’ve been aggressively growing, so we’re the only bank of the top 10 in 2009 to increase its lending, and we’re increasing our lending again in 2010, so I think we’ll be distinguished in the market again this year.
MELISSA LEE: What kind of loans are you focusing in on? You know, I was reading some analysts’ reports, and what struck me is that you have mortgage and refinancing nowadays, and two years ago you didn’t have that at all.
ED CLARK: Right, so obviously there’s been a big disruption in the mortgage market, and so for us, that’s a great place for us to go. We’re obviously very big in that in Canada, but we see ourselves now cross-selling that product to our consumers in the United States, and so we... we think that’s a huge opportunity right now in the marketplace.
MELISSA LEE: Your reputation, though, has been a focus on customer-service to the point where you call your bank locations stores as opposed to branches, and... and with that comes a reputation that you don’t compete on rates, necessarily. If you want to improve and... and grow your mortgage part of the business, the loan part of the business, will you then be more competitive on the rates side?
ED CLARK: Well, I think we’re competitive on the rates side, but, you know, the package that we offer our consumer is more convenience — so we’re open about 50 percent longer in hours — and then better service, and so we try to win the J.D. Power award every year, and we think that’s a great spot to be, that a lot of consumers want to just say, “Can I have a good, solid relationship with my bank, get great service and know they’ll be there for us?” And so I think, you know, we’re competitive on rates, but that’s not our prime differentiator, ‘cause I don’t think that’s a franchise. That’s just price-cutting.
MELISSA LEE: A lot of investors, a lot of analysts out there, anticipate you to be active when it comes to acquisitions here in the United States. What sorts of properties would you be interested in acquiring here?

ED CLARK: Well, what we’ve said is for 2010, we really want to stick to either FDIC assisted deals or small deals. Like, we’ve put in an offer to buy South Financial because we don’t see that we have certainty yet about where the US economic environment is going and we also don’t have certainty on the capital rules. And so we’re in that spot for 2010. When 2011 comes, we’ll review again whether we move from that stance or not, but for the moment, we’re... that’s the stance we’re in.
MELISSA LEE: Ed, pleasure speaking with you. (PAUSE) Ed Clark...
ED CLARK: Terrific being on the show. Thank you.
MELISSA LEE: President and CEO of TD Bank.
Don’t go anywhere. We will trade TD on the other side of this break.
Top

2.	Sun Bancorp Still Closing 2 Branches By Jeff Blumenthal July 12, 2010 — Philadelphia Business Journal
Sun Bancorp received a $100 million cash infusion from billionaire Wilbur Ross Jr. and other investors last week, but it still plans to close two of its three branches in Salem County, N.J. In a story first reported on NJ.com, Sun’s senior vice president for consumer banking, Douglas Smith, said the closings were because of a “confluence of circumstances,” but he fingered the recession as a main culprit.
“In terms of banking industry and changes in regulatory environment, now, more than ever, banks are assessing their locations,” Smith said.
Both sites will close in September. Smith said the decision was made after periodic assessments of the two Salem County locations, during which consumer actions and trends were analyzed. What they found was sites with extremely low deposits— $14.6 million in Woodstown and $31 million in the city of Salem. The lone Salem County branch left only has $24.8 million and the bank has several other sites in its footprint with lower numbers, according to Federal Deposit Insurance Corp. data.
Sun’s banking subsidiary, Sun National Bank, only has deposits per branch of $33.15 million in 67 New Jersey sites and $2.88 billion in total deposits.
In announcing the capital infusion last week, Sun CEO Thomas Geisel told me the bank “is firmly dedicated to creating a New Jersey powerhouse. We want to be meaningful in all the markets we serve. The idea is that if we had to take one step back [due to the economy], we want to be in position to take two steps forward.”
It will need to improve its deposits per branch to reach that goal. As a basis of comparison, banks such as Wells Fargo and TD Bank average well in excess of $100 million deposits per branch— three times Sun’s average.
Vineland, N.J.-based Sun has its largest presence in its home county of Cumberland ($615 million), but is also big in Atlantic ($463 million), Monmouth ($369 million) and Ocean

($228 million) counties. It has 12 branches combined in Camden, Burlington and Gloucester counties for $478 million.
Top

3.	TD Bank At Center Of Beach Parking Probe By Patrick Anderson July 12, 2010 — Gloucester Daily Times (MA)
The search for around $5,000 in missing city beach parking revenues has turned to TD Bank, which has launched its own internal investigation into whether the money may have disappeared while in its care. Gloucester police, who had first questioned beach employees about the missing money after being alerted to “discrepancies” in parking receipts, said Monday they were awaiting the result of the bank’s probe before taking the next step in their investigation.
“We are still working with the bank,” Gloucester Police Chief Michael Lane said Monday. “The bank is doing their own internal investigation, and that is where we are now focusing.”
Few details about the missing money have been made public by either law enforcement officials or the city. Police started investigating late last month after city Treasurer Jeffrey Towne flagged troubling results within the “internal controls” for the beach accounts. The city has not released the identity of the bank involved, but records and police reports over the past few weeks have shown that TD Bank, which has two branches in Gloucester, anchored by its offices on Harbor Loop, handles the city beach receipts.
TD Bank spokeswoman Rebecca Acevedo confirmed Monday that the bank was the subject of the investigation. “We take these matters very seriously and are conducting our own internal investigation as well as cooperating fully with local authorities,” Acevedo said. “As to not jeopardize that, we can’t comment further.”
The focus of the investigation shifted from city employees to the bank, Mayor Carolyn Kirk has said, after irregularities turned up in at least one deposit to the bank over the busy Fourth of July weekend. In fact, over this past weekend, TD Bank called Gloucester police concerned that another bag of beach money had gone missing. As it turns out, the money was not missing; it had already been counted and the bag returned to the beaches. Gloucester may be particularly sensitive to suspicious activity at its beaches because of a history of larceny at the municipal parking lots, which appear to present an irresistible target for thieves. In 1982, five city employees, including three public school teachers, were arrested following a stakeout of the Wingaersheek Beach parking lot on charges they were pocketing non-resident parking fees.
An audit by the city conducted after the arrests estimated that part-time parking lot attendants had taken $156,149 from Wingaersheek and Good Harbor beaches between 1981 and 1982. Some have said that figure is low. On a smaller sale, just last week, with the investigation underway, a pushcart vendor selling slushies at Good Harbor Beach was robbed by a group of young people. No arrests have been made in that case. During beach seasons, city employees deposit the money from the parking lots daily in a bank deposit box, sometimes twice a day. The Fourth of July weekend brought heavy crowds and large numbers of cars to both Wingaersheek and Good Harbor, where parking was restricted to residents only for periods of time. Such days are known to pull in as much as $17,000 in parking fees. The city has reported no shortages or irregularities in the beach deposits since the Fourth of July period.
Top

4.	TD Ratchets Up Overdraft Opt-In Push With Pop-Up Scare Tactics By Ben Popken July 12, 2010 — Consumerist.com (blog)
TD Bank is really stepping up its efforts to try to get customers to sign back up for “overdraft protection,” which really just protects their right to charge you $35 if you want to buy a $2.00 candy bar and only have a $1 in your account. Now they’re greeting customers accessing their accounts online with pop-up ads trying to scare them into agreeing to signing up for the service.
Reader Jay spotted this one last night and was bothered by the fact that they don’t mention on the landing screen that TD Bank will charge you for this dubious favor, but they do make sure to stoke your anxieties a little bit: “Simply say “Yes” To TD Debit Card Advance. And relax. We’ll continue to cover your debit card and ATM transactions, just as we do today — even when you may not have enough funds available in your account.”
Jay said that when you click the “Are there Fees?” FAQ, “It initially says “It’s the same as you already pay for overdraft!,” like it’s no big deal, and then they finally mention the $35 fee. I really feel horrible for the less informed bank customers who think TD (and other major banks) are doing them a favor by pulling these stunts...”
As of July 1st, banks can’t automatically enroll you in “overdraft protection” plans, they have to ask for your permission. Looks like they’re not content to just stuff your mailbox with junk mail telling you what a great deal overdrafts are.
Top

5.	Banking On Big Names No More July 13, 2010 — Gloucester County Times (NJ)
Though it will not revert to just another high school auditorium, the once expansive offerings of the TD Bank Arts Centre in Washington Township have been cut back.
The performing arts venue has always been a strange hybrid, owned by the Washington Township school district, built by the township’s taxpayers, and operated and booked by an arms-length outside group, the non-profit Washington Township Live Arts (WTLA). And, of course, the center has long had financial help from its naming rights deal with Commerce Bank, now absorbed into TD Bank.
The school board recently voted to dissolve WTLA, absorb $110,000 in unpaid debts from the 2,500-seat center’s operation, and pick up the full salary of a director, after letting another manager go. The result will be fewer big-name acts like Tony Bennett, Jessica Simpson and traveling Broadway musicals, and more performances by acts that target specific, smaller audiences such as Gordon Lightfoot, and the trio of Fabian, Frankie Avalon and Bobby Rydell, touring as the Golden Boys.
WTLA blames a revenue downturn on the general economic climate and a geographic squeeze play: Philadelphia and Atlantic City sites are getting more strict in enforcing exclusivity clauses that bar performers from appearing too close to their own venues.
The school district is also citing fallout from the clunky nature of the center’s operation. The state Department of Education has issued red flags, since the school district can’t produce an audit of the non-profit group’s books. Putting the center in-house should resolve that issue.
Problems aside, it has been a nice run that has given the heart of Gloucester County direct access to “Evita,” the Philadephia Orchestra, Barry Manilow, BB King and more. Before lamenting the loss of such shows, however, it’s worth noting how close by the county is to other places where fans can see them.
A retooled center still can be a community resource, booking conference business while reaching out occasionally for acts too big for, say, Pitman’s Broadway Theater, but not big enough for the Kimmel Center, the Wachovia Center or the big casino rooms. Find the right mix, and the TD Centre’s lights can continue to burn brightly.
Top

6.	Earnhardt Grandson To Race TD Bank 250
Jeffrey Earnhardt will race in car provided by St. Hilaire
July 10, 2010 — Morning Sentinel (ME) [Article also appears in Kennebec Journal (ME) and The Sun Journal (ME).]
OXFORD — Jeffrey Earnhardt, grandson of auto racing legend Dale Earnhardt, has entered the TD Bank 250 on Sunday, July 18 at Oxford Plains Speedway.
Earnhardt will drive for Go Green Racing, a team owned by Archie St. Hilaire of Old Orchard Beach. St. Hilaire has had cars in the field before, mostly recently when NASCAR’s Kevin LePage raced in the 250 in 2008.
Earnhardt competes in the NASCAR Camping World Truck Series. He will compete in a truck race on Friday then fly to Maine to practice Saturday in preparation for Sunday’s main event.
“I was absolutely thrilled when Archie St. Hilaire contacted me to let me know that Jeffrey Earnhardt would be competing in the TD Bank 250,” OPS owner Bill Ryan said. “The Earnhardts are racing royalty and we are honored that Jeffrey has decided to challenge the best Late Models from all over New England and Eastern Canada.”
Earnhardt, a native of Mooresville, N.C., has competed in the NASCAR Nationwide Series and the K&N East Series.
“Racing in the TD Bank 250 will be an exciting challenge for me,” Earnhardt said. “Growing up in racing like I did, everyone knows about Oxford and how tough the competition is there.”

TD BANK 250
When: Sunday, July 18
Where: Oxford Plains Speedway, Oxford
2009 champ: Eddie McDonald
Top
The following article is attached as a PDF:

7.	Marginal Borrowers Might Get 2nd Chance By Stacy Wescoe June 28, 2010 — Eastern Pennsylvania Business Journal
Banks say the have money to lend. On June 23 TD Bank had what it called a “full-scale blitz” in Lehigh, Bucks, Montgomery, and Delaware counties targeting small business prospects.
Top
INDUSTRY NEWS

1.	Finance Bill Close to Passage in Senate
Democrats Clinch Support of Republicans Brown and Snowe, Likely Reaching the 60 Votes Needed for the Legislation
By Damian Paletta and Victoria McGrane
July 13, 2010 — Wall Street Journal
Two Senate Republicans said Monday they would support the Obama administration’s financial-overhaul legislation, and Democrats now believe they have the 60 votes needed to push the sweeping bill into law by the end of the week.
Sens. Scott Brown of Massachusetts and Olympia Snowe of Maine both said they would vote for the measure when Democrats bring it to a vote, which could happen as soon as this week. Democrats and administration officials believe this gives them the necessary backing to overcome a potential filibuster after weeks of uncertainty and unexpected pitfalls.
Because the House of Representatives passed the bill by a 237-to-192 margin several weeks ago, Senate passage would send the bill to the White House, where President Obama is expected to quickly sign it into law.
“It is a better bill than it was when this whole process started,” Mr. Brown said. “While it isn’t perfect, I expect to support the bill when it comes up for a vote.”
All three Republicans expected to vote for the bill secured changes to the bill addressing pet issues or constituent concerns.

Sens. Snowe and Brown withheld support during the July 4 recess, saying they needed more time to study the bill. They will join Sen. Susan Collins (R., Maine) as three Republicans who have now committed to vote for the bill. Their votes offset the loss of Democratic Sen. Russell Feingold of Wisconsin, who said he would vote against the bill, and Sen. Robert Byrd, who died last month and has not yet been succeeded.
Senate Majority Leader Harry Reid (D., Nev.) said the Senate would now “finish our work on this bill this week to ensure that these critical protections and accountability for Wall Street are in place as soon as possible.”
Still, even with the support of the three Northeastern Republicans, the vote remains on a knife’s edge, with just 60 expected in support. Sowing a fresh element of doubt, Sen. Ben Nelson (D., Neb.) said Monday he had not decided whether to vote for the bill because of concerns over whom the White House would name as head of a new consumer-lending regulator.
The math appears, nonetheless, to have finally lined up for the White House, which has pushed to overhaul financial regulations for more than a year, despite fierce resistance from business groups and many Republicans. White House and Treasury Department officials declined to comment on the developments.
Many Republicans have panned the bill, saying it would drive up the costs of credit and harm the U.S.’s competitiveness. They have also complained that the bill does little to address Fannie Mae and Freddie Mac, the mortgage finance giants that have remained under government control since 2008.
But almost all Democrats and now a handful of Republicans have said the bill makes structural changes to the oversight of regulation that would fix problems exposed during the financial crisis. Democrats made the bill a major domestic priority, and some hope the new layers of regulation on finance will appeal to voters during the November midterm election.
The bill would tighten regulations governing almost every corner of financial markets, in a bid to prevent another financial crisis and better handle one if it arrives.
The bill would boost powers of agencies such as the Federal Reserve and Securities and Exchange Commission, create a new regulator to monitor consumer lending rules, give the government the power to break up failing companies and toughen scrutiny over exotic financial products like derivatives.
If the bill becomes law, the banking industry is expected to shift their lobbying focus from Capitol Hill to the bank regulators, which will have the job of writing hundreds of new policies to implement the new rules.
The regulators’ discretion will likely be a flashpoint in coming days, as signaled by the concerns raised by Mr. Nelson on Monday about the consumer agency, which is designed to operate independently of other regulators.
Cognizant that Democrats needed Republican support, the White House agreed to multiple changes in recent months.
To win Mr. Brown’s support, Democrats limited the bill’s impact on asset-management and mutual-fund companies. They also scrahpped a levy on large banks and hedge funds.

To win backing from Ms. Snowe, Democrats agreed to an amendment resisted by liberal groups that could exempt many small businesses from the reach of the new consumer regulator.
Top

2.	Small-Business Lending Is Down, but Reasons Still Elude the Experts By Sewell Chan July 12, 2010 — New York Times
WASHINGTON — The chairman of the Federal Reserve urged banks and regulators on Monday to help the nation’s small businesses get the loans they needed to create jobs.
He also acknowledged that economists could not agree on why such lending has contracted substantially over the last two years.
Small businesses — those having fewer than 500 employees — employ half of all Americans and account for about 60 percent of gross job creation. Federal data indicate that lending to such companies fell to below $670 billion in the first quarter of this year from more than $710 billion in the second quarter of 2008.
The reasons are unclear. Many entrepreneurs say that bank loan officers are denying loans to creditworthy borrowers as part of an overreaction to the bad loans of the last economic expansion and heightened scrutiny by regulators.
But several economists paint a more nuanced picture, arguing that weak economic fundamentals and battered balance sheets have lowered the appetite for new lending. They say that demand could take years to recover.
The Fed chairman, Ben S. Bernanke, acknowledged the uncertainty at the start of a daylong forum on small-business lending at the central bank’s headquarters.
“How much of this reduction has been driven by weaker demand for loans from small businesses, how much by a deterioration in the financial condition of small businesses during the economic downturn, and how much by restricted credit availability?” Mr. Bernanke asked. “No doubt all three factors have played a role.”
In a broad outreach effort, the Fed held 43 meetings on the financing needs of small businesses, starting on Feb. 3 in Lexington, Ky., and ending on June 30 in Shreveport, La. Two of the meetings, in Miami and Davenport, Iowa, focused on Hispanic-owned businesses. One, in Denver, was centered on the Small Business Administration’s guaranteed-loan programs. At yet another, in Detroit, the challenges facing auto industry suppliers took center stage.
A collapse in the value of real estate and other collateral used to secure loans posed a “particularly severe challenge” to small businesses, Mr. Bernanke said. He recalled that a business owner at the Detroit meeting told him, “If you thought housing had declined in value, take a look at what equipment is worth.”
Some entrepreneurs have resorted to borrowing on their personal credit cards or from their retirement accounts, he noted.

Banks, for their part, say that they have not so much tightened credit as returned to more traditional underwriting standards after being too lax, Mr. Bernanke acknowledged.
“But, though some lenders said they were emphasizing cash flow and relying less on collateral values in evaluating creditworthiness,” Mr. Bernanke said, “it seems clear that some creditworthy businesses — including some whose collateral has lost value but whose cash flows remain strong — have had difficulty obtaining the credit that they need to expand, and in some cases, even to continue operating.”
Mr. Bernanke’s cautious diagnosis set the tone for the forum, which included four panel discussions. His view was echoed by two other speakers, Karen G. Mills, the head of the Small Business Administration, and Elizabeth A. Duke, a member of the Fed’s board of governors.
But the ambivalent nature of the discussion — after months of listening and research by the Fed — prompted expressions of frustration from several of those invited to the event.
“With all due respect for my banking colleagues, there is an apparent disconnect between the proclaimed ‘business as usual’ and the widespread problems with access to credit reported by small businesses,” said Shari Berenbach, president of the Calvert Foundation, a nonprofit organization in Bethesda, Md., that makes loans to community development financial institutions that serve poor and working-class areas. Bank representatives maintained that meritorious borrowers were getting loans, and economists agreed that there was not much evidence of a broad refusal to lend.
Kevin P. Watters, chief executive of business banking at JPMorgan Chase, said the bank was taking a second look at borrowers that initially were denied loans, and was eager to make loans. “We’re really trying to get those healthy borrowers to invest again,” he said.
William C. Dunkelberg, an economist in the School of Business and Management at Temple University, said surveys showed that capital spending was at a 35-year low and that companies were still cutting, not adding, inventory. “Credit’s not an issue,” he said. “Customers are the issue.”
Even so, Mr. Bernanke’s remarks suggested that the Fed was not sure why lending had contracted. He highlighted the particular importance of start-up businesses. Companies less than two years old accounted for roughly a quarter of gross job creation over the last 20 years, even though they employed less than 10 percent of the work force during that time, he said, citing new research.
Zoltan J. Acs, an economist in the School of Public Policy at George Mason University, said that in Japan stagnation had stifled entrepreneurship, and that the United States might be following a similar path.
“What I worry about is, are we on a trajectory where start-ups are not going to recover?”
Top

3.	B of A Merrill Retirement Services Buildup Showing Results By Matt Ackermann

July 13, 2010 — American Banker
Bank of America Merrill Lynch’s expansion of its retirement services business is picking up momentum.
Enlarging the operation has been a key initiative for the Charlotte company for the past year, and its “recommitment” to the business is really beginning to see results “in terms of sales traction in the marketplace,” Andy Sieg, head of B of A Merrill Lynch retirement and philanthropic services, said in an interview last week.
In the first six month of this year, the unit generated more than $13 billion in new retirement business, which is more than it accumulated for all of 2009. At March 31, the unit was responsible for about $500 billion in client assets.
“The pace of sales is running well ahead of our forecast and objectives,” Sieg said. “The momentum is strong and these additions will redouble momentum.”
B of A Merrill Lynch said in an internal memo Thursday that it hired two veterans from Fidelity Investments, Rich Linton as head of business retirement solutions, and Steve Ulian as head of institutional retirement and benefits solutions.
Linton, 42, will be responsible for managing B of A Merrill Lynch’s small-business retirement solutions including its Advisor Alliance platform, which was formerly MLConnect, and the SEP/Simple offering, which is an individual retirement account offering for small businesses.
He was an executive vice president of the adviser retirement group at Fidelity, where he held a variety of senior executive positions since he started at the Boston company in 1990.
Ulian, 46, will run B of A Merrill Lynch’s proprietary 401(k) platform, defined benefit plan administration, requests for proposals, pricing and underwriting as well as equity plan services.
He was an executive vice president in sales and relationship management for Fidelity’s workplace investing group. He has worked at Fidelity since 2005. Before that, he was a national sales manager and an operations team leader at Deutsche Bank/Scudder Investments, where he led its retirement services business.
Both Linton and Ulian will take on responsibilities that were handled by John Furlong, who left in January to pursue other opportunities. They will report to Sieg, who said the pair will help B of A Merrill Lynch penetrate both ends of the retirement market.
He said Ulian will focus on delivering integrated benefits solutions to mid- and large-market companies and Linton will focus on smaller businesses.
Sieg said Linton will work with executives throughout the parent bank to cross-sell retirement solutions to its 4 million small-business customers.
In June, B of A Merrill Lynch relaunched Advisor Alliance, a retirement services platform for companies with fewer than 100 employees, to attract more business from small businesses. The platform allows Merrill Lynch advisers to sell record keeping and retirement plan administration services to small-business owners.

Sieg said he thinks there are opportunities to work more closely with small-business owners. Bank of America Global Commercial Bank has relationships with one out of every three midsize businesses nationally. This year the company’s global commercial bank had referred more than 2,100 clients to the B of A Merrill Lynch institutional retirement business, as of June 30.
Sieg said B of A has “only scratched the surface of the referral opportunities that exist between these two businesses.”
Adding retirement assets has been a major initiative at B of A since it hired Sallie Krawcheck in August as the $2.39 trillion-asset company’s head of wealth management and brokerage operations. In October, B of A rolled out My Retirement Income, a group of products that let customers nearing or in retirement automatically transfer funds from a Merrill Lynch cash management account into a B of A deposit account monthly or quarterly.
Sieg said his unit will continue to look to hire to support its growth.
Top

4.	FDIC Board Beefs Up Exam Powers By Stacy Kaper July 13, 2010 — American Banker
The Federal Deposit Insurance Corp. board took steps Monday to respond to criticism that the FDIC was hindered from using its backup examination powers aggressively enough during the financial crisis to protect the deposit insurance fund.
The FDIC’s board unanimously approved a memorandum of understanding that would enhance the ability of the agency to gather information from primary regulators and conduct special examinations of large and risky insured depository institutions.
The agreement was designed to address concerns raised by the inspectors general of the FDIC and the Treasury Department in a joint report in April on the failure of Washington Mutual Inc.
The report chiefly faulted the thrift’s primary regulator, the Office of Thrift Supervision, yet criticized the FDIC for not using its backup examination authority more effectively to prevent the thrift’s demise. Comptroller of the Currency John Dugan said it was important not to undercut the primary regulator’s function.
“I am very leery of creating a de facto system of ‘supervision by committee,’ “ he said.
FDIC Chairman Sheila Bair said the agreement in theory would provide the FDIC with the tools it needs to do its job.
“I want to note that while significant effort has gone into developing this revised agreement, the real work lies ahead in implementing its terms,” she said.
Top

5.	Citigroup Bondholder Suit Can Go Forward, Judge Rules By Bob Van Voris and Patricia Hurtado July 12, 2010 — Bloomberg News
(Bloomberg) — A lawsuit claiming that Citigroup Inc. misled investors who bought 48 issues of its corporate bonds offered from May 2006 to August 2008 can go forward, a federal judge in New York ruled.
U.S. District Judge Sidney Stein today denied part of a motion by Citigroup to dismiss the suit, which claims Citigroup misrepresented its liabilities from “toxic” mortgage-backed securities. Stein threw out claims that involved alleged lack of disclosure about auction rate securities and part of the plaintiffs’ case related to structured investment vehicles.
The bank’s disclosures of its financial performance and condition “contained untrue statements of material facts and omitted material facts,” the plaintiffs said in a complaint originally filed in New York state court in 2008. These statements failed to disclose “the true extent of the Company’s massive exposure to risky mortgage-related assets — including mortgage backed securities and collateralized debt obligations.”
Once these liabilities became public, the company’s bonds plummeted in value, the complaint claims. The underwriters failed to ensure the truthfulness and accuracy of the various statements in Citigroup’s offerings, the plaintiffs claimed. According to Stein, the plaintiffs dismissed 61 of the underwriters from the suit in February 2009.
Citigroup and the other defendants argued the investors lacked legal standing to press the claims.
The suit names as defendants Citigroup, its wholly owned Citigroup Funding Inc. subsidiary, eight Citigroup trusts, 28 current and former Citigroup officers and directors and almost 80 banks that underwrote the bonds, according to Stein’s opinion.
“We are pleased that some claims were dismissed, and will vigorously defend the remaining claims on the merits,” Danielle Romero, a spokeswoman for Citigroup, said in an e-mail.
Stein said the plaintiffs have standing to raise claims that Citigroup violated sections 11 and 15 of the federal Securities Act. Section 11 permits investors to sue for misstatements in a registration statement. Section 15 makes “controlling persons” liable for violations, Stein said.
The ruling says the investors can continue to pursue claims that Citigroup’s registration statements failed to disclose possible liability for $66 billion in collateralized debt obligations backed by subprime mortgages and for $100 billion in subprime mortgage-backed structured investment vehicles after December 2007.
The defendants can also pursue their Section 11 and 15 claims that Citigroup understated the amount necessary to cover residential loan losses, falsely claimed it was “well capitalized” and falsely claimed that its financial statements complied with Generally Accepted Accounting Principles, GAAP.
Stein dismissed claims that Citigroup failed to disclose $11 billion in auction rate securities it held and its liability for the structured investment vehicles before December 2007.

Stein held that the plaintiffs lack standing to bring any claims under Section 12 of the act, which covers misstatements in public offering materials, because the investors didn’t claim they bought the bonds directly from Citigroup, rather than on the secondary market.
The plaintiffs in the case include the Louisiana Sheriffs’ Pension and Relief Fund, Minneapolis Firefighters’ Relief Association and the City of Philadelphia Board of Pensions and Retirement. They seek to represent all holders of the Citigroup bonds.
The case is: In Re Citigroup Bond Litigation, No. 08-CV- 9522, U.S. District Court, Southern District of New York (Manhattan).
Top
The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial

Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS THE TRANSCRIPT OF A VIDEO CLIP MADE AVAILABLE TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JULY 13, 2010
CNBC, “Fast Money” — Interview with Ed Clark – 7/12/2010
MELISSA LEE (CNBC-TV): Despite uncertainty over financial regulation, TD, Canada’s second-largest bank, continues expanding presence (?) in the United States, now projecting their US bank profit to double over the next three years. Joining us live from Toronto is Ed Clark, president and CEO of TD Bank Financial. Ed, nice to see you.
ED CLARK (President and CEO, TD Bank Financial): Nice to see you, Melissa. I always watch your program, and now it’s fun to be on it.
MELISSA LEE: Oh, great. We’re happy to have you. I want to take your lead from your most recent investor meeting and focus in on the US operations, because it was a very bold goal that you outlined in terms of one-point-six billion in annual earnings for the next three years. There’s a few ways you can achieve that, and one is improving loan losses. I’m curious, what... what is the trend that you’re seeing right now here in the US?
ED CLARK: Yeah, so we’ve definitely seen a turn in the US. Our non-performers and... if (?) you reported last quarter, were flat, and we... you know, as we look forward, we see that declining and our loan-loss provisions declining at a pretty steady pace. So I would say that we’re actually quite positive on... on the US environment. The other thing that drives those earnings-growth, though, is that we’ve been aggressively growing, so we’re the only bank of the top 10 in 2009 to increase its lending, and we’re increasing our lending again in 2010, so I think we’ll be distinguished in the market again this year.
MELISSA LEE: What kind of loans are you focusing in on? You know, I was reading some analysts’ reports, and what struck me is that you have mortgage and refinancing nowadays, and two years ago you didn’t have that at all.
ED CLARK: Right, so obviously there’s been a big disruption in the mortgage market, and so for us, that’s a great place for us to go. We’re obviously very big in that in Canada, but we see ourselves now cross-selling that product to our consumers in the United States, and so we... we think that’s a huge opportunity right now in the marketplace.

MELISSA LEE: Your reputation, though, has been a focus on customer-service to the point where you call your bank locations stores as opposed to branches, and... and with that comes a reputation that you don’t compete on rates, necessarily. If you want to improve and... and grow your mortgage part of the business, the loan part of the business, will you then be more competitive on the rates side?
ED CLARK: Well, I think we’re competitive on the rates side, but, you know, the package that we offer our consumer is more convenience – so we’re open about 50 percent longer in hours – and then better service, and so we try to win the J.D. Power award every year, and we think that’s a great spot to be, that a lot of consumers want to just say, “Can I have a good, solid relationship with my bank, get great service and know they’ll be there for us?” And so I think, you know, we’re competitive on rates, but that’s not our prime differentiator, ‘cause I don’t think that’s a franchise. That’s just price-cutting.
MELISSA LEE: A lot of investors, a lot of analysts out there, anticipate you to be active when it comes to acquisitions here in the United States. What sorts of properties would you be interested in acquiring here?
ED CLARK: Well, what we’ve said is for 2010, we really want to stick to either FDIC assisted deals or small deals. Like, we’ve put in an offer to buy South Financial because we don’t see that we have certainty yet about where the US economic environment is going and we also don’t have certainty on the capital rules. And so we’re in that spot for 2010. When 2011 comes, we’ll review again whether we move from that stance or not, but for the moment, we’re... that’s the stance we’re in.
MELISSA LEE: Ed, pleasure speaking with you. (PAUSE) Ed Clark...
ED CLARK: Terrific being on the show. Thank you.
MELISSA LEE: President and CEO of TD Bank.
Don’t go anywhere. We will trade TD on the other side of this break.